October 12, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. H. Roger Schwall
Assistant Director

	Re:	Oil States International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
Filed February 22, 2010 and April 1, 2010, respectively
File No. 1-16337
Ladies and Gentlemen:
     On September 28, 2010, Oil States International, Inc. (the “Company,” “we” or “us”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our annual report on Form 10-K for the year ended December 31, 2009 filed February 22, 2010 (the “Form 10-K”) and our Definitive Proxy Statement on Schedule 14-A filed April 1, 2010 (the “Proxy Statement”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
Form 10-K for Fiscal Year Ended December 31, 2009
Business, page 2
Well Site Services, page 5
1.	We note your disclosure on page 7 that “[i]n the past, [you] have also served companies operating in international markets including the Middle East, Europe, Asia and South America” (emphasis added). We further note your risk factor on page 19 beginning “We do business in international jurisdictions...” indicates that your international business operations include projects in countries where “governmental corruption is known to exist.” Please reconcile these apparent inconsistencies or describe in necessary detail the countries where such governmental corruption exists and your business operations in connection therewith.

U.S. Securities and Exchange Commission
October 12, 2010

Response: We acknowledge the Staff’s comment. We use the phrase “[i]n the past” on page 7 to refer to the fact that in years prior to 2009 our accommodations business conducted operations in the specified geographic areas. During 2009, our accommodations business did not conduct a material amount of operations outside North America; however, we regularly bid on work throughout the world for our accommodations business. In contrast to our accommodations business, our offshore products business conducted business in many countries during 2009 as noted on page 10 under the section heading “Regions of Operations.” As disclosed on page 10, “Our offshore products segment provides products and services to customers in the major offshore oil and gas producing regions of the world, including the Gulf of Mexico, Azerbaijan, the North Sea, Brazil, and Southeast Asia.” Our risk factor on page 19 is intended to point out our risk of doing business in certain countries where governmental corruption has been known to exist when competing against companies domiciled in those countries that are not subject to the same anti-bribery restrictions of the Foreign Corruption Act as we are. For this reason, we believe the inclusion of the risk factor set forth on page 19 to be consistent with our earlier disclosure regarding our areas of operation.
Exhibits 31.1 and 31.2
2.	We note that you have (i) included the word “we” in paragraph 4 and (ii) deleted ’’(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4.d. In future filings, please file certifications that match exactly the form set forth in Item 601(b)(31) of Regulation S-K.
Response: We acknowledge the Staff’s comment and, in future filings, we will file certifications that match exactly the form set forth in Item 601(b)(31) of Regulation S-K.
Definitive Proxy Statement on Schedule 14A
Executive Officers and Directors, page 4
3.	Provide complete biographical sketches, eliminating all gaps or ambiguities with regard to time in the five year history that Item 401 of Regulation S-K requires. There appear to be gaps in the sketches for Messrs. Steen, Rosenthal, Seaver, and Van Kleef, and Mr. Steen’s sketch does not provide his age.
Response: We acknowledge the Staff’s comment and respectfully request that the Staff allow us to address this comment, where appropriate, in future filings with the Commission. The changes to our current disclosure are shaded below.

U.S. Securities and Exchange Commission
October 12, 2010

	Director
Name	Class	Age	Position(s)
Stephen A. Wells*	III	66	Chairman of the Board
Cindy B. Taylor	I	48	Director, Chief Executive Officer and President
Bradley J. Dodson		36	Vice President, Chief Financial Officer and Treasurer
Robert W. Hampton		58	Senior Vice President, Accounting and Corporate Secretary
Christopher E. Cragg		49	Senior Vice President, Operations
Lias J. Steen		51	Vice President of Human Resources and Legal
Charles J. Moses		65	Senior Vice President, Offshore Products and President, Oil States Industries, Inc.
Ron R. Green		60	Senior Vice President, Canadian Accommodations and President and Chief Executive Officer, PTI Group, Inc.
Martin A. Lambert*	III	54	Director
S. James Nelson	II	68	Director
Mark G. Papa*	III	63	Director
Gary L. Rosenthal	II	60	Director
Christopher T. Seaver	I	61	Director
Douglas E. Swanson	I	71	Director
William T. Van Kleef	II	58	Director
     Lias J. Steen has served as the Vice President of Human Resources and Legal for Oil States International since June 2008. A native of Cuero, Texas, Jeff Steen has been involved in the energy service business in various capacities since 1978, starting his career as a petroleum landman. Mr. Steen spent 10 years with Camco International Inc. as Assistant General Counsel and General Counsel. Following Camco, Mr. Steen served for 5 years as the General Counsel for North America for Schlumberger, then, from December 2002 to April 2008, he served at Grant Prideco as Vice President of Legal and Human Resources. Mr. Steen is a graduate of Texas A&M University with a BS in Agricultural Economics and received his Juris Doctor from South Texas College of Law.
     Gary L. Rosenthal has served as a Director of our Company since February 2001. Mr. Rosenthal has been a partner in The Sterling Group, L.P., a private equity firm since January 2005. Mr. Rosenthal served as Chairman of the Board of Hydrochem Holdings, Inc. from May 2003 until December 2004. From August 1998 to April 2001, he served as Chief Executive Officer of AXIA Incorporated, a diversified manufacturing company. He holds J.D. and A.B. degrees from Harvard University.
     Christopher T. Seaver has served as Director of our Company since May 2008. Mr. Seaver served as the President and Chief Executive Officer and a director of Hydril Co. (Hydril) from February 1997 until Hydril was acquired in May 2007, when he retired. From 1993 until 1997, Mr. Seaver served as President of Hydril. Mr. Seaver joined Hydril in 1985 and served as Executive Vice President in charge of Hydril’s premium connection and pressure control businesses prior to February 1993. Prior to joining Hydril, Mr. Seaver was a corporate and securities attorney for Paul, Hastings, Janofsky & Walker, and was a Foreign Service Officer in the U.S. Department of State with postings in Kinshasa, Republic of Congo and Bogota, Colombia. He holds a B.A. in economics from Yale University and M.B.A. and J.D. degrees from Stanford University. Mr. Seaver is a director and member of the audit committee and nominating and corporate governance committee of Exterran Holdings, Inc. (NYSE: EXH), a company that sells, operates and maintains compression equipment used in the oil and gas industry worldwide.

U.S. Securities and Exchange Commission
October 12, 2010

     William T. Van Kleef has served as a Director of our Company since May 2006. Mr. Van Kleef has served in executive management positions at Tesoro Corporation from 1993 until he retired in March 2005, most recently as Tesoro’s Executive Vice President and Chief Operating Officer. During his tenure at Tesoro, Mr. Van Kleef held various positions, including President, Tesoro Refining and Marketing, and Executive Vice President and Chief Financial Officer. Before joining Tesoro, Mr. Van Kleef, a Certified Public Accountant, served in various financial and accounting positions with Damson Oil from 1982 to 1991, most recently as Senior Vice President and Chief Financial Officer. Mr. Van Kleef serves on the board of directors and the audit committee of Noble Energy (NYSE: NBL), an independent oil and gas company.
Executive Compensation, page 14
Elements of Compensation, page 16
4.	We note that the compensation of your named executive officers is in part determined by a combination of corporate financial performance objectives, namely EBITDA and ROI. Please provide the basis for using differing relative percentages of such corporate financial performance objectives for each named executive officer and describe how such basis fits within your overall compensation philosophy.
Response: We acknowledge the Staff’s comment and respectfully request that the Staff allow us to address this comment, where appropriate, in future filings with the Commission. The changes to our current disclosure are shaded below.
     Performance measures are selected and weighted by management and the Committee annually to give emphasis to performance for which participants have influence. The Committee has established “earnings before interest, taxes, depreciation and amortization” (“EBITDA”) as the primary corporate financial performance objective for each executive officer. In addition, a portion of the incentive potential for certain participants was based on return on investment (“ROI”) and, for certain of the executives other strategic goals as determined appropriate for the executives’ areas of responsibilities. Other strategic goals and objectives varied and included measures such as safety performance. Performance goals may be similar for all executives or may be different to reflect more appropriate measures of corporate and business unit performance. The EBITDA and ROI targets are generally set based on the Company or business unit annual budgeted financial statements which are approved by the Board. The relative percentages of EBITDA and ROI used to evaluate our executives are based upon the nature of each executive’s role in the company and how that role relates to overall goals and performance of the Company. For example, executives responsible for the operation of specific segments or who have control over investment decisions with respect to specific segments have segment-based ROI as part of their performance measure if achievement of such measure is material to the Company’s performance. Executives who have less control over segment-based or company ROI, have performance measures more heavily weighted towards EBITDA. We believe the use of

U.S. Securities and Exchange Commission
October 12, 2010

tailored performance goals, which are closely aligned with drivers of the Company’s business, furthers our compensation objective of reinforcing the relationship between strong individual performance of executives and overall business performance. Individual objectives are tailored to match areas of direct responsibility and control over outcome.
     For 2009, Mr. Dodson and Mrs. Taylor had 90% of their incentive compensation based on the Company’s EBITDA and 10% of their incentive compensation based on the Company’s ROI. Mr. Hughes’ incentive was based 80% on Offshore Products’ EBITDA, 10% on Offshore Products’ ROI and 10% on the Company’s EBITDA. Mr. Green’s incentive compensation was based 10% on the Company’s EBITDA and the following PTI Group, Inc. metrics: 80% EBITDA and 10% ROI. Mr. Cragg’s incentive compensation was based on 40% on the Company’s EBITDA and 60% on the total of Tubular Services EBITDA and U.S. Well Site Services and certain Canadian and international rental tool operations’ EBITDA.
5.	Also, please disclose the actual quantitative targets used to determine your named executive officers’ incentive compensation. For example, you do not disclose the pre-established targets relating to your EBITDA and ROI or any personal performance criteria that are tied to incentive compensation. If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.
Response:
     We acknowledge the Staff’s comment, however, we do not believe it is necessary or appropriate for us to disclose pre-established targets relating to our EBITDA and ROI or any personal performance criteria that are tied to incentive compensation for the reasons set forth below. Instruction 1 to Item 402(b) of Regulation S-K (17 C.F.R. § 229.402(b)) provides that the purpose of the Compensation Discussion and Analysis is to provide investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers. The Company has disclosed the specific quantitative items of corporate performance taken into account under its Annual Incentive Compensation Plan (“AICP”) for fiscal year 2009 (e.g., earnings before interest, taxes, depreciation and amortization (“EBITDA”) and return on investment (“ROI”)). The Company has further indicated the percentage of each named executive officer’s annual cash incentive compensation that is based on each item of corporate performance (including business division-specific EBITDA and ROI metrics) and that EBITDA and ROI targets are generally set based on the Company or business unit annual budgeted financial statements, which are approved by the Board. Further, the Company has disclosed how the consolidated business and the

U.S. Securities and Exchange Commission
October 12, 2010

business divisions performed relative to the targets and the percentage of eligible AICP earnings that each named executive officer received as a result of fiscal 2009 performance. The Company believes that the information it has provided regarding fiscal year 2009 awards under the AICP provides investors with the material information necessary to understand this program as required by the applicable rules. The Company does not provide annual guidance to the market on EBITDA or ROI, and the Company does not believe that disclosure of the specific targets adopted is material to, or necessary for, a fair understanding of the named executive officers’ compensation for the fiscal year. The rules state unambiguously that only material information must be disclosed. In addition, the relevant rules are intended to be principles-based. Specific performance targets are neither relevant nor material to gain an understanding of the compensation plan or an assessment of the degree of difficulty of achieving a particular target.
     As described on page 17 of our proxy statement for the fiscal year ended December 31, 2009, we used other strategic goals (in addition to EBITDA and ROI) to determine AICP bonuses for executive officers other than named executive officers during 2009. However, the ACIP bonuses for our named executive officers were determined solely based on the EBITDA or ROI metrics described with respect to those individuals on page 17 of our proxy statement. For this reason, no additional disclosure with regard to these additional criteria is required under the applicable rules. In future filings, we will revise our disclosure to clarify that no additional strategic goals or personal performance criteria are utilized to determine the AICP bonuses to our named executive officers (other than EBITDA and ROI).
     In addition, the Company has elected to limit the amount of publicly disclosed financial guidance. The Company believes that providing the targets for the AICP, which were developed at least in part based on the Company’s long-term strategic plan, could be construed as a form of guidance. The Company is concerned that financial analysts may use this information, which may or may not be relevant to their analysis, as a basis for valuing the Company’s stock.
     In accordance with Instruction 4 to Item 402(b) of Regulation S-K (17 C.F.R. § 229.402(b)), the Company will include disclosure in future proxy statements regarding how likely the Company believes it to be for the Company to achieve the undisclosed target levels.
Executive and Change of Control Agreements, page 21
6.	Please file as exhibits the “Executive Agreements,” as Item 601(b)(l0) requires.
Response: We acknowledge the Staff’s comment and respectfully direct your attention to Exhibits 10.8, 10.9, 10.17 and 10.19 through 10.26 of the Form 10-K for copies of our Executive Agreements.
*****

U.S. Securities and Exchange Commission
October 12, 2010

In connection with responding to the Staff’s comments, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing responses, please contact the undersigned at (713) 652-0582 or Matthew Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Sincerely,
/s/ Cindy Taylor
Cindy Taylor
President and Chief Executive Officer

cc:	Sirimal Mukerjee, U.S. Securities and Exchange Commission
Timothy Levenberg, U.S. Securities and Exchange Commission
Bradley Dodson, Senior Vice President, Chief Financial Officer and Treasurer, Oil States International, Inc.
Robert Hampton, Senior Vice President, Accounting and Corporate Secretary, Oil States International, Inc.
Matthew Pacey, Vinson & Elkins L.L.P.